NORTHERN OIL AND GAS, INC.
601 Carlson Pkwy, Suite 990
Minnetonka, Minnesota 55305
May 15, 2018
CONFIDENTIAL
TRT Holdings, Inc.
4001 Maple Avenue
Suite 600
Dallas, Texas 75219
Attention: Mr. Robert B. Rowling, Chief Executive Officer
Ladies and Gentlemen:
This amended and restated letter agreement (this “Agreement”), dated as of the date written above (the “Effective Date”), is by and among Robert B. Rowling, Cresta Investments, LLC, Cresta Greenwood, LLC and TRT Holdings, Inc. (together, “TRT”) and Northern Oil and Gas, Inc. (the “Company”) and, (i) solely for the purpose of the second sentence of Section 1(g) below, the TRT Nominees (as defined below) and (ii) solely for the purposes of Section 2 below, Bahram Akradi (“Akradi”).
Recitals
a.    The Company desires to reduce its outstanding debt and recapitalize itself with a substantial amount of new equity.
b.    The Company and TRT have previously entered into that certain letter agreement, dated as of January 25, 2017 (the “2017 Agreement”), and that certain letter agreement dated January 2, 2015 (the “2015 Agreement,” and, together, with the 2017 Agreement, the “Prior Agreements”).
c.    Each of the Company and TRT acknowledge that (i) in connection with entering into the 2015 Agreement and in accordance with Section 302A.673 of the Minnesota Business Corporation Act (the “MBCA”), a duly authorized committee of the Company’s Board of Directors (the “Board”) consisting of solely of disinterested directors approved the acquisition by TRT and their respective affiliates and associates of up to 20% of the issued and outstanding shares of the Company’s common stock, par value $0.001 (the “Common Stock”), (ii) pursuant to Section 203 of the Delaware General Corporations Law (the “DGCL”), Section 203 of the DGCL shall not apply to restrict a business combination between a Delaware corporation and an “interested stockholder” (as defined in the DGCL) of the corporation if the interested stockholder became an interested stockholder before the date and time at which the Delaware corporation’s certificate of incorporation filed in accordance with Section 103 of the DGCL became effective thereunder, and (iii) TRT became an interested stockholder of the Company before the date and time which the Company’s certificate of incorporation became effective.
d.    TRT is a significant holder of the Common Stock, and is also a significant holder of certain of the Company’s 8% senior unsecured notes, due 2020 (the “Notes” and all holders of such Notes, a “Noteholder,” and, collectively, the “Noteholders”).
e.    On January 31, 2018, the Company, TRT and certain other Noteholders have entered into an agreement (the “Exchange Agreement”), pursuant to which the Company has agreed with the Noteholders that are parties to the Exchange Agreement (including TRT) to voluntarily exchange Notes held by such Noteholders for shares of Common Stock and new second lien senior secured notes pursuant to, and conditioned upon, the terms set forth in the Exchange Agreement (the “Exchange”).
f.    On the date hereof, the Company and TRT entered into that certain Registration Rights Agreement, in the form attached hereto as Exhibit A.
g.    The Company and TRT desire to amend and restate the Prior Agreements.

h.    The Company and TRT desire to enter into this Agreement in connection with the Exchange to reflect certain agreed upon terms for TRT’s participation in the Exchange.
Agreement
In consideration of the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and, intending to be legally bound, the parties hereto hereby agree as follows:
1.    Board Nomination and Other Company Matters.
a.    Promptly after the execution of this Agreement, the Company and the Board shall take all necessary actions to appoint Ernie Easley as a director of the Company to fill the current vacancy.
b.    Subject to the terms set forth in Section 1(g), the Company and the Board will take all necessary actions to nominate the TRT Nominees (as defined below) for election as an incumbent director of the Company at each annual meeting of the Company’s shareholders that occurs after the Effective Date (each, an “Annual Meeting”). Without limiting the generality of the foregoing and subject to the terms set forth in Section 1(g), the Company and the Board shall (i) cause the slate of nominees standing for election, and recommended by the Board, at each Annual Meeting to include the TRT Nominees, (ii) nominate and reflect in the Company’s proxy statement on Schedule 14A for each Annual Meeting (each, a “Company Proxy Statement”) the nomination of the TRT Nominees for election at such Annual Meeting as directors of the Company with a term expiring at the next Annual Meeting, (iii) recommend and reflect in the Company Proxy Statement for each Annual Meeting the recommendation of the TRT Nominees for election as directors of the Company at such Annual Meeting, and cause the Company to use its reasonable best efforts to solicit proxies in favor of the election of the TRT Nominees with respect to such Annual Meeting, and (iv) cause all proxies received by the Company with respect to each Annual Meeting to be voted in the manner specified by such proxies and cause all proxies for which a vote is not specified to be voted for the election of the TRT Nominees as directors of the Company.
c.    Prior to the execution of this Agreement, the Company and the Board have determined that each of Michael T. Popejoy, Michael Frantz and Ernie Easley (i) satisfies the requirements for being an independent director of the Company pursuant to applicable requirements of the NYSE American and the Securities and Exchange Commission (the “SEC”) and is “independent” in accordance with the requirements of all applicable rules and policies of the Company, and (ii) is otherwise qualified to serve as a member of the Board.
d.    Each of the Company and TRT agrees that each of the TRT Nominees, upon election or appointment to the Board, will serve as an integral member of the Board and of the Committees (as defined below) and, subject to the terms and conditions set forth in this Agreement, will be governed by the same protections and obligations regarding confidentiality, conflicts of interest (including, when necessary under state law, obligations relating to recusal), fiduciary duties, trading and disclosure policies, and other governance guidelines, and will have the same rights and benefits, including with respect to insurance coverage, indemnification rights, exculpation, advancement of expenses, and compensation and fees, access to personnel and information as are applicable to all independent directors of the Company.
e.    Except to the extent not permitted under SEC or NYSE American rules, or, with respect to the Compensation Committee of the Board, would not qualify as a “non-employee director” for purposes of Rule 16b-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) or an “outside director” for purposes of Section 162(m) of the Internal Revenue Code, to the extent applicable, at least one of the TRT Nominees will serve on each of the committees of the Board (each such committee, a “Committee,” and, collectively, the “Committees”). When determining whether the conditions set forth above shall apply, such determination will be made reasonably and in good faith by the Board on a basis reasonably consistent with the Board’s evaluation of other proposed members of such Committee and any determination to exclude a TRT Nominee from a committee must be supported by legal memorandum presented to the entire Board at least five days prior to a vote by the Board to exclude a TRT Nominee. Subject to the conditions set forth above, the Company and the Board will take all actions necessary and appropriate to effect the appointment of at least one TRT Nominee to each of the Committees promptly after the execution of this Agreement. Subject to the condition above, such TRT Nominee will serve on each Committee until the first date that (i) TRT owns less than 53,220,888 of the issued and outstanding Common Stock; provided, however, that the aforementioned requisite threshold shall be subject to equitable adjustment if any change in the outstanding shares of Common Stock shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or any stock dividend or stock distribution is declared (“Equitable Adjustment”) or (ii) on or after the third anniversary of the Effective Date, TRT owns less than 12.5% of the outstanding shares of Common Stock. The Company hereby confirms that the Company and the Board do not intend to create any additional Committees of the Board, but in the event that a new Committee (a “New Committee”) is created, the Company agrees that subject to the conditions set forth above, the Board will appoint at least one TRT Nominee to serve on the New Committee; provided, that the Board shall not be required to appoint any TRT Nominees to serve on a Special Committee (as defined below) formed solely for the purposes set forth in Section 3(d). The Company hereby agrees that the Company and the Board will not delegate any authority to transact with respect to an Extraordinary Transaction to any Committee that does not include a TRT Nominee (but the Company and the Board may authorize any Committee to review, analyze and make recommendations to the Board regarding any Extraordinary Transaction). For purposes of this Agreement, the term “Extraordinary Transaction” means any merger, consolidation, business combination, tender or exchange offer, sale or purchase of a substantial amount of securities or assets other than in the ordinary course of business, dissolution, liquidation, restructuring, recapitalization or similar transaction with or involving the Company or any of its subsidiaries.
f.    For purposes of this Agreement, the term “TRT Nominees” means Michael T. Popejoy, Michael Frantz and Ernie Easley. If any TRT Nominee is not elected to the Board at an Annual Meeting or, after election to the Board, thereafter is removed, resigns, or is otherwise unable to serve as a director of the Company, except pursuant to Section 1(g), then TRT will be entitled to select a new designee to serve as a director, which designee (i) must qualify as an independent director of the Company pursuant to applicable requirements of the NYSE American and the SEC and (ii) will be chosen by TRT subject to a determination by the Nominating Committee of the Board that such designee is eligible to serve as a director under applicable law, such determination to be made promptly, reasonably and in good faith on a basis reasonably consistent with the Company’s evaluation of all other directors, and the Board will promptly appoint such designee to the Board (and to the Committees of the Board on which the TRT Nominee being replaced served, provided that such designee meets the applicable independence standards and applicable legal requirements for eligibility to serve on such Committee, as contemplated in this Agreement) to serve until the next Annual Meeting after such appointment. Any such designee will be deemed a TRT Nominee for all purposes under this Agreement and TRT agrees to cause any designee appointed pursuant to this Section 1(f) to comply with all obligations of TRT and TRT Nominees under this Agreement. The Company will take any action necessary or appropriate to facilitate the discharge of its obligations under this Section 1(f), including increasing the number of seats on the Board or amending the Company’s bylaws and its other governing documents, in each case, to the extent permissible under applicable law.
g.    Notwithstanding anything to the contrary herein, if, at any time, (i) TRT and its Affiliates Beneficially Own (x) less than 53,220,888 of the outstanding shares of Common Stock, but 26,610,444 or more of the outstanding shares of Common Stock (in each case, subject to Equitable Adjustment), or (y) on or after the third anniversary of the Effective Date, less than 12.5% of the outstanding shares of Common Stock, TRT will be entitled to representation on the Board of just two TRT Nominees; (ii) TRT and its Affiliates Beneficially Own less than 26,610,444 of the outstanding shares of Common Stock, but 13,305,222 or more of the outstanding shares of Common Stock (in each case, subject to Equitable Adjustment), TRT will be entitled to representation on the Board of just one TRT Nominee; and (iii) TRT and its Affiliates Beneficially Own less than 13,305,222 of the outstanding shares of Common Stock (subject to Equitable Adjustment), TRT will not be entitled to any representation on the Board. If TRT’s and its Affiliates’ Beneficial Ownership of outstanding shares of Common Stock falls below the aforementioned requisite thresholds, (A) TRT will promptly notify the Company thereafter and will promptly cause the appropriate number of TRT Nominees to resign, and (B) such TRT Nominee(s) will promptly resign. For purposes of this Section 1(g), (1) the terms “Beneficially Own” and “Beneficial Ownership” will have the same meaning as “beneficial owner” set forth in Rule 13d-3 of the Exchange Act and (2) the term “Affiliates” will have the same meaning as such term set forth in Rule 12b-2 under the Exchange Act. In the event that TRT shall become entitled to fewer than three directors on the Board pursuant to this Section 1(g), the Company’s obligations under this Section 1 shall continue in effect but will be revised to reflect such lesser number of TRT Nominees.
2.    Non-Solicitation. During the period beginning on the Effective Date and continuing until and including the Annual Meeting to be held in calendar year 2020, neither TRT nor Akradi will, and will cause their respective affiliates and associates under their control not to, and each of TRT and Akradi will not encourage any third party to, “solicit” (as such term is defined in Rule 14a-1(l) under the Exchange Act) shareholders of the Company with respect to the approval of any shareholder proposal or the nomination or election of any candidate as a director of the Company in opposition to the recommendation of the Board.
3.    Other Agreements.
a.    TRT agrees that if TRT becomes the beneficial owner, directly or indirectly, of 40% or more of the Common Stock or voting power of the outstanding Common Stock of the Company (the “40% Shareholder,” the date of such event, the “40% Shareholder Date”), then TRT and TRT’s affiliates and associates may not engage in any Extraordinary Transaction for a period of four years following the 40% Shareholder Date unless the Extraordinary Transaction or the acquisition of shares made by TRT to cause TRT to become a 40% Shareholder is approved by a Special Committee (as defined below).

b.    If TRT makes a good faith definitive proposal in writing to the Board regarding an Extraordinary Transaction, the Special Committee shall consider and take action on the proposal and respond in writing within 30 days after receipt of the proposal by TRT, setting forth its decision regarding the proposal.
c.    If TRT makes a good faith definitive proposal in writing to the Board to acquire shares such that TRT would become a 40% Shareholder, a Special Committee shall consider and take action on the proposal and respond in writing within 30 days after receipt of the proposal by TRT, setting forth its decision regarding the proposal.
d.    If TRT makes a good faith definitive proposal in writing to the Board pursuant to Section 3(b) or Section 3(c), the Board shall promptly form a committee (the “Special Committee”) composed solely of one or more disinterested directors. The Special Committee shall take action on the proposal by the affirmative vote of a majority of members of the Special Committee. No larger proportion or number of votes shall be required. The Special Committee shall not be subject to any direction or control by the Board with respect to the Special Committee’s consideration of, or any action concerning, an Extraordinary Transaction or acquisition of shares pursuant to this Section 3(d).
e.    Notwithstanding the foregoing, if TRT becomes a 40% Shareholder solely as a result of a repurchase of shares by, or a recapitalization of, the Company or other similar action, TRT shall not be deemed to be a 40% Shareholder for purposes of this Agreement, unless: (i) the repurchase, recapitalization, conversion, or similar action was proposed by or on behalf of, or pursuant to any agreement, arrangement, relationship, understanding, or otherwise (whether or not in writing) with, TRT or any affiliate or associate of TRT; or (ii) TRT thereafter acquires beneficial ownership, directly or indirectly, of outstanding shares of Common Stock and, immediately after the acquisition, is a 40% Shareholder.
f.    For purposes of this Section 3, the terms “affiliates,” “associates,” “beneficial owner,” “beneficial ownership,” “control,” “disinterested directors” and “interested shareholder” shall have the meanings assigned to such terms in the MBCA.
4.    Miscellaneous.
a.    No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written, and prior and contemporaneous oral, agreements and understandings between the parties with respect to the subject matter hereof. This Agreement may be modified or waived only by a separate writing executed by TRT and the Company expressly so modifying or waiving this Agreement.
b.    Money damages would be an inadequate remedy for breach of this Agreement by TRT or the Company, as applicable, because of the difficulty of ascertaining the amount of damage that will be suffered by the non-breaching party in the event that this Agreement is breached, the irreparable injury that would be suffered by the non-breaching party in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that such injury would not be adequately compensable in damages. Therefore, TRT and the Company will be entitled to specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach by TRT or the Company, as applicable, and TRT and the Company further waive any requirement for the securing or posting of any bond in connection with any such remedy and shall not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity. Such remedy shall not be deemed to be the sole or exclusive remedy for any breach of this Agreement by TRT or the Company, as applicable, but shall be in addition to all other remedies available at law or equity to the non-breaching party. The provisions of this Agreement shall be enforced to the fullest extent permissible under the law and public policies applied in the jurisdiction in which enforcement is sought. Accordingly, if any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Notwithstanding the foregoing, if such provision, covenant or restriction could be more narrowly drawn so as not to be invalid, prohibited or unenforceable, it shall be so narrowly drawn, without invalidating the remaining provisions of this Agreement.
c.    This Agreement, and any claims arising out of, relating to or associated with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles or any other principle that could require the application of the laws of any other jurisdiction. Each of TRT and the Company (i) irrevocably agrees that any suit, action or proceeding arising out of, relating to or associated with this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery or any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom, (ii) consents to submit itself to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any suit, action or proceeding arising out of, relating to or associated with this Agreement in any court other than the aforesaid courts, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) irrevocably waives, and will not assert, to the fullest extent permitted by applicable law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
d.    Neither this Agreement nor any right, interest or obligation hereunder may be assigned by either the Company or TRT without the prior written consent of the other parties, and any attempt to do so will be void. Subject to the preceding sentence, all the terms and provisions of this Agreement will inure to the benefit of and will be enforceable by the successors, assigns, heirs, executors and administrators of the Company and TRT, as applicable. Except as otherwise expressly set forth herein, nothing contained in this Agreement will create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or a successor, heir, executor, administrator (as applicable) or permitted assignee of such party.
e.    Neither the Company nor TRT shall issue any press release or public announcement concerning this Agreement without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Company or TRT (as applicable), disclosure is otherwise required by applicable law or by the applicable rules of any stock exchange on which the Company lists securities or in order to comply with any covenants contained in any credit agreements or indentures.
f.    The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the parties and no presumption or burden of proof must arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if.”
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.
[Signature Pages Follow]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

Northern Oil and Gas, Inc. By: /s/ Erik J. Romslo Name: Erik J. Romslo Title: EVP, General Counsel and Secretary

[Signature Page to Letter Agreement]

Confirmed and Agreed to:

TRT Holdings, Inc. By: /s/ Michael G. Smith Name: Michael G. Smith Title: Treasurer
CRESTA INVESTMENTS, LLC By: /s/ Michael G. Smith Name: Michael G. Smith Title: Secretary
CRESTA GREENWOOD, LLC By: /s/ Michael G. Smith Name: Michael G. Smith Title: Vice President and Secretary
ROBERT B ROWLING, an individual /s/ Paul A. Jorge By: Paul A. Jorge, attorney-in-fact
Solely for the purpose of the second sentence of Section 1(g):

TRT NOMINEES:

/s/ Michael T. Popejoy Michael T. Popejoy
/s/ Michael Frantz Michael Frantz
/s/ Roy Ernie Easley Roy Ernie Easley
Solely for the purpose of Section 2:
/s/ Bahram Akradi Bahram Akradi

[Signature Page to Letter Agreement]